SEC FILE NUMBER 000-06334

CUSIP NUMBER 04621M 1 02

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AssuranceAmerica Corporation

Full Name of Registrant

N/A

Former Name if Applicable

5500 Interstate North Pkwy., Suite 600

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30328

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Current Report on Form 8-K filed by AssuranceAmerica Corporation (the “Company”) on March 30, 2012, the Company determined that it will need to restate its previously issued financial statements for the fiscal years 2009 and 2010, the interim periods contained therein, and the quarterly statements for the first three quarters of 2011. As disclosed in the report, the need to restate these financial statements primarily resulted from a determination by the Company that the process it used to record transactions to its accounting system for insufficient funds on policy payments from insureds resulted in an overstatement of the Company’s accounts receivable.

The restatement process has resulted in delays in obtaining and compiling the financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended December 31, 2011. As a result, the Company has been unable to complete the preparation and review of its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in time to file it by the prescribed deadline of March 30, 2012 without unreasonable effort and expense. However, the Company expects to file its Form 10-K for the fiscal year ended December 31, 2011 within the fifteen-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Hain	(770)	952-0200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report a net after-tax loss on continuing operations of $6.8 million for the year ended December 31, 2011, compared to earnings of $2.7 million for the year ended December 31, 2010. The Company also expects to report basic and fully diluted losses per common share from continuing operations of $0.103 for the year ended December 31, 2011, compared to earnings of $0.042 for the same period in 2010. The Company expects to report pre-tax loss from continuing operations of $6.5 million for the period ended December 31, 2011 compared to pre-tax earnings of $4.7 million for the same period in 2010.

The Company anticipates that it will report a net after-tax loss from discontinued operations of $2.7 million for the year ended December 31, 2011, compared to a net after-tax loss of $2.2 million for the same period last year. The Company also expects to report basic and fully diluted losses per common share from discontinued operations of $0.040 for the year ended December 31, 2011, compared to losses of $0.033 in the same period in 2010. The Company expects to report pre-tax loss from discontinued operations of $2.7 million for the year ended December 31, 2011 and $3.2 million for 2010, respectively.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements in this Form 12b-25 may constitute “forward-looking statements” for purposes of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify forward-looking statements through our use of words such as “believe,” “intend,” “anticipate,” “expect” and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements about the Company’s year-end financial statements.

These forward-looking statements are based upon information presently available to the Company’s management and are inherently subjective, uncertain and subject to change, due to any number of risks and uncertainties, including, without limitation, the risks and factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 under the captions “Forward-Looking Statements” and “Risk Factors” and otherwise in the Company’s reports and filings that it makes with the Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements because such statements speak only as of the date that they are made. The Company has no obligation to, and does not undertake to, publicly update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

AssuranceAmerica Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2012	By	/s/ Mark H. Hain
Mark H. Hain Executive Vice President, Secretary and General Counsel